Exhibit 3.1.5

State of Delaware Secretary of State Division of Corporations Delivered 09:40 AM 04/11/2008 FILED 09:40 AM 04/11/2008 SRV 080417564 - 4424969 FILE

CERTIFICATE OF AMENDMENT'

Environmental Digital Services, Inc.
A Delaware Corporation

First: That the Board of Directors of Environmental Digital Services, Inc. (the "Corporation") by Unanimous Written Consent dated as of Apnl 9. 2008, adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation as heretofore amended, declaring said amendments to be advisable and calling for the submission of such amendments to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

Resolved, that the Certificate of Incorporation of the Corporation be amended by changing Article thereof numbered VI so that, as amended, said Article shall be and read as follows:

Article VI
Capital Stock

The total number of shares of stock which the Corporation shall have authority to issue is 310,000,000; 300,000,000 shares shall be designated common stock, par value .001 per share and 10,000,000 shares shall be designated as Preferred Series Stock, per value .001 per share.

Preferred Stock:

Of the 10,000,000 shares of Preferred Series stock, 10,000 shares shall be designated as Series A Preferred. The Series A Preferred shall have superiority voting rights equal to 10,000 votes per share and each share of the Series A Preferred shall be convertible into 10,000 shares of common stock. Furthermore, the majority holder of the Series A Preferred shares shall have the right to elect the majority of the Directors to the Board of the Company and to amend the articles of the Company to ensure its furtherance. No other series of stock may be deemed superior in class to that of the Series A Preferred.

Second:That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

Third: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the incorporator has executed this Certificate of Incorporation on April 9, 2008.

/s/ Michael Anthony
Michael Anthony, President